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<SROS>NASDAQ
<REPORTING-OWNER>
  0001181682
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Bob Evans Farms, Inc.
  0000033769
  <IRS-NUMBER>31-4421866
</SUBJECT-COMPANY>
<PERIOD>11/22/02
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   EVANS, DANIEL E
   300 BOWEN ROAD


   CANAL WINCHESTER, OH  43110
2. Issuer Name and Ticker or Trading Symbol
   Bob Evans Farms, Inc. (bobe)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/22/02
5. If Amendment, Date of Original (Month/Day/Year)
   11/22/02
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 Par Value                   11/21/02    S        25,000.0000   D  $24.2840     129,735.0000   D  Direct
Common Stock $.01 Par Value                                                                      37,226.0000    I  by Evans Ent., In
                                                                                                                   c.
Common Stock $.01 Par Value                                                                      2.0503         I  by Spouse (1)
Common Stock $.01 Par Value                                                                      100.4556       I  by Step-Dghtr (2)
Common Stock $.01 Par Value                                                                      100.4556       I  by Step-Son (2)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
Represents common shares acquired and held by spouse through the Bob Evans Farms, Inc. Dividend Reinvestment Plan.
(2)
The reporting person disclaims beneficial ownership of all securities held by his stepdaughter and stepson, and this report should n ot be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any oth er purpose. Total securities inclusive of common shares acquired through the Bob Evans Farms, Inc. Dividend Reinvestment Plan.
-
The common shares owned indirectly by the reporting person were inadvertently omitted from the original Form 4 filed on November 22,
 2002. This amendment is being filed to correct the ommission. The transactions reflected in this Form 4 were reported in a timely m anner.

SIGNATURE OF REPORTING PERSON
/S/ EVANS, DANIEL E
DATE 01/09/03